FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of October, 2013

ALBERTA STAR DEVELOPMENT CORP.

 (SEC File No. 0-31172)

506 – 675 West Hastings Street

Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

Condensed Interim Financial Statements

31 August 2013

(Expressed in Canadian dollars)

MANAGEMENT’S COMMENTS ON

UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim financial statements of Alberta Star Development Corp. (the “Company”) have been prepared by and are the responsibility of the Company’s management.  The unaudited condensed interim financial statements are prepared in accordance with International Financial Reporting Standards and reflect management’s best estimates and judgements based on information currently available.

The Company’s independent auditor has not performed a review of these condensed interim financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Alberta Star Development Corp.

Condensed Interim Statements of Loss and Comprehensive Loss

(Expressed in Canadian dollars)

	Notes	As at 31 August 2013 $	As at 30 November 2012 $
			(audited)
ASSETS

Current assets
Cash and cash equivalents	3	6,872,903	6,997,109
Trade and other receivables	4	46,509	174,127
Prepaid expenses	5	23,726	11,952

		6,943,138	7,183,188

Exploration and evaluation properties	6	16,347	-
Property, plant and equipment	7	25,420	1,455,645

Total assets		6,984,905	8,638,833

EQUITY AND LIABILITIES

Current liabilities
Trade and other payables	9	1,430,369	1,469,037

Decommissioning liabilities	8	-	602,889

Total liabilities		1,430,369	2,071,926

Equity
Common shares	10	46,016,282	47,573,745
Shares returned to treasury	10	(47,554)	-
Contributed surplus	10	13,693,252	13,728,064
Deficit		(54,107,444)	(54,734,902)

Total equity		5,554,536	6,566,907

Total equity and liabilities		6,984,905	8,638,833

	Notes	For the three month period ended 31 August 2013 $	For the three month period ended 31 August 2012 $	For the nine month period ended 31 August 2013 $	For the nine month period ended 31 August 2012 $

Revenue
Petroleum revenue		-	574,175	267,535	1,907,076
Petroleum royalties		-	(118,548)	(52,132)	(409,529)

Petroleum revenue, net of royalties		-	455,627	215,403	1,497,547

Operating expenses
Petroleum production and transportation		-	233,394	162,568	882,449
Depletion and depreciation	7	-	459,785	162,688	1,342,569

Net petroleum gain (loss)		-	(237,552)	(109,853)	(727,471)

General and administrative expenses	16	171,612	483,287	531,624	1,063,469

Loss before other items		(171,612)	(720,839)	(641,477)	(1,790,940)

Other items
Interest income		21,090	16,658	62,547	49,194
Rent recovery	15	1,500	-	4,500	-
Finance costs	8	-	(5,524)	(6,029)	(16,572)
Unrealized foreign exchange gain (loss)		24,329	(72,798)	90,749	(53,303)
Gain on sale of property, plant and equipment		-	-	-	18,518
Gain on sale of oil assets	7	-	-	1,117,168	-
Write-down of exploration and evaluation properties	6	-	(450)	-	(12,936)

Net gain (loss) and comprehensive gain (loss)		(124,693)	(782,953)	627,458	(1,806,039)

Gain (loss) per share
Basic	12	(0.006)	(0.037)	0.029	(0.084)
Diluted	12	(0.006)	(0.037)	0.029	(0.084)

The accompanying notes are an integral part of these condensed interim financial statements.

Page | 4

Alberta Star Development Corp.

Condensed Interim Statements of Cash Flows

(Expressed in Canadian dollars)

		Nine month period ended
	Notes	31 August 2013 $	31 August 2012 $

OPERATING ACTIVITIES

Net gain (loss) for the period		627,458	(1,806,039)
Adjustments for:
Finance costs	8	6,029	16,572
Accrued interest income		(38,464)	-
Depletion and depreciation	7	168,125	1,349,799
Gain on sale of property, plant and equipment	7	-	(18,518)
Gain on sale of oil assets	7	(1,117,168)	-
Share-based payments	11	34,608	75,147
Write-down of exploration and evaluation properties	6	-	12,936
Operating cash flows before movements in working capital
Decrease in trade and other receivables		142,991	50,679
Increase in prepaid expenses		(11,774)	(4,789)
Decrease in trade and other payables		(38,667)	(182,688)

Cash provided (used) in operating activities		(226,862)	(506,901)

INVESTING ACTIVITIES

Purchase of property, plant and equipment	7	(27,836)	(328,951)
Purchase of exploration properties and evaluation expenditures	6	(16,347)	(12,936)
Special cash distribution	10.4	(1,760,758)	-
Purchase of shares to be returned to treasury	10.3	(47,554)	-
Proceeds on sale of property, plant and equipment		-	18,518

Cash used in investing activities		(1,852,495)	(323,369)

FINANCING ACTIVITIES

Options exercised		133,875	-
Proceeds on sale of oil assets		1,821,276	-

Cash provided from financing activities		1,955,151	-

Increase (decrease) in cash and cash equivalents		(124,206)	(830,270)
Cash and cash equivalents, beginning of period		6,997,109	7,780,441

Cash and cash equivalents, end of period		6,872,903	6,950,171

Supplemental cash flow information (Note 17)

The accompanying notes are an integral part of these condensed interim financial statements.

Page | 5

Alberta Star Development Corp.

Condensed Interim Statements of Changes in Equity

(Expressed in Canadian dollars)

	Number of shares	Common shares $	Contributed surplus $	Warrant reserve $	Deficit $	Total $

Balances, 1 December 2011	21,403,979	47,573,745	13,578,342	-	(51,259,289)	9,892,798
Share-based payments	-	-	75,147	-	-	75,147
Net loss for the period	-	-	-	-	(1,806,039)	(1,806,039)

Balances, 31 August 2012	21,403,979	47,573,745	13,653,489	-	(53,065,328)	8,161,906
Share-based payments	-	-	74,575	-	-	74,575
Net loss for the period	-	-	-	-	(1,669,574)	(1,669,574)

Balances, 30 November 2012	21,403,979	47,573,745	13,728,064	-	(54,734,902)	6,566,907
Common shares returned to treasury	(290,000)	(47,554)	-	-	-	(47,554)
Special cash distribution	-	(1,760,758)	-	-	-	(1,760,758)
Options exercised	675,000	203,295	(69,420)	-	-	133,875
Share-based payments	-	-	34,608	-	-	34,608
Net income (loss) for the period	-	-	-	-	627,458	627,458

Balances, 31 August 2013	21,788,979	45,968,728	13,693,252	-	(54,107,444)	5,554,536

The accompanying notes are an integral part of these condensed interim financial statements.

Page | 6

Alberta Star Development Corp.

Notes to the Condensed Interim Financial Statements

31 August 2013

(Expressed in Canadian dollars)

1.

CORPORATE INFORMATION

Alberta Star Development Corp. (the “Company”) was incorporated under the laws of the province of Alberta on 6 September 1996 and is in the exploration stage.

The Company is in the business of acquiring and exploring mineral and oil and gas properties.  The recoverability of the amounts expended by the Company on acquiring and exploring mineral and oil and gas properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to complete the acquisition and/or development of the properties and upon future profitable production.

The head office, principal address and registered and records office is located at Suite 2300 - 1055 West Hastings Street, Vancouver, British Columbia, V6E 3X2.

The Company’s condensed financial statements as at 31 August 2013 and for the nine month period then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.  The Company has a net comprehensive gain of $627,458 for the nine month period ended 31 August 2013 (net comprehensive loss 2012 - $1,806,039) and has working capital of $5,512,769 at 31 August 2013 (30 November 2012 - $5,714,151).

 The Company had cash and cash equivalents of $6,872,903 at 31 August 2013 (30 November 2012 - $6,997,109), but management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital.  However, management believes that the Company’s capital resources should be adequate to continue operating and maintain its business strategy during fiscal 2013.  However, if the Company is unable to raise additional capital in the future, management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favourable terms and/or pursue other remedial measures.  These condensed financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.

BASIS OF PREPARATION

The condensed financial statements of the Company for the nine month period ended 31 August 2013 were approved and authorized for issue by the Board of Directors on 25 October 2013.

2.1

Basis of presentation

The Company’s condensed financial statements have been prepared on the historical cost basis except for certain financial instruments which are measured at fair value, as explained in Note 14, and are presented in Canadian dollars except where otherwise indicated.

2.2

Statement of compliance

These unaudited condensed interim financial statements of the Company, including comparatives,  have been prepared in accordance with International Accounting Standards (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These unaudited condensed interim financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company’s annual financial statements for the year ended 30 November 2012.  This financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period.  It is therefore recommended that this financial report be read in conjunction with the annual financial statements of the Company for the year ended November 30, 2012.

2.3

Adoption of new and revised standards and interpretations

At the date of authorization of these condensed financial statements, the IASB and IFRIC have issued the following new and revised standards, amendments and interpretations which are not yet effective during the nine month period ended 31 August 2013.

•

IFRS 9 ‘Financial Instruments: Classification and Measurement’ is a new financial instruments standard effective for annual periods beginning on or after 1 January 2015 that replaces IAS 39 and IFRIC 9 for classification and measurement of financial assets and financial liabilities.

• IFRS 11 ‘Joint Arrangements’ is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces IAS 31 and Standing Interpretations Committee Standards (“SIC”) 13.

• IFRS 13 ‘Fair Value Measurement’ is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces fair value measurement guidance in other IFRSs.

•

IAS 1 (Amendment) ‘Presentation of Financial Statements’ is effective for annual periods beginning on or after 1 July 2012 and includes amendments regarding presentation of items of other comprehensive income.

• IAS 19 (Amendment) ‘Employee Benefits’ is effective for annual periods beginning on or after 1 January 2013 and revises recognition and measurement of post-employment benefits.

The Company has not early adopted these standards, amendments and interpretations and anticipates that the application of these standards, amendments and interpretations will not have a material impact on the financial position and financial performance of the Company.

1.

CASH AND CASH EQUIVALENTS

The Company’s cash and cash equivalents are denominated in the following currencies:

	As at 31 August 2013 $	As at 30 November 2012 $

Denominated in Canadian dollars	5,367,508	5,474,920
Denominated in U.S. dollars	1,505,395	1,522,189

Total cash and cash equivalents	6,872,903	6,997,109

2.

TRADE AND OTHER RECEIVABLES

The Company’s trade and other receivables arise from four main sources: petroleum and natural gas revenue receivable, Goods and Services Tax / Harmonized Sales Tax (“GST/HST”) receivable due from the government taxation authorities, interest receivable and other receivables from related parties.  These are as follows:

	As at 31 August 2013 $	As at 30 November 2012 $

GST/HST receivable	4,066	9,202
Trade receivables	3,980	164,709
Interest receivable	38,463	216

Total trade and other receivables	46,509	174,127

Included in trade and other receivables are amounts due from a company related to the Company by way of management and directors in common of $Nil (30 November 2012 - $1,273) which is disclosed in Note 15.  The amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Page | 7

Alberta Star Development Corp.

Notes to the Condensed Interim Financial Statements

31 August 2013

(Expressed in Canadian dollars)

3.

PREPAID EXPENSES

The Company’s prepaid expenses are as follows:

	As at 31 August 2013 $	As at 30 November 2012 $

Insurance	18,976	11,424
Travel	4,750	-
Prepaid rent expense	-	528

Total prepaid expenses	23,726	11,952

Page | 8

Alberta Star Development Corp.

Notes to the Condensed Interim Financial Statements

31 August 2013

(Expressed in Canadian dollars)

4.

EXPLORATION AND EVALUATION PROPERTIES

The Company’s exploration and evaluation properties expenditures for the period ended 31 August 2013 are as follows:

	Contact Lake Property $	Glacier Lake Property $	Other Properties $	Total $

ACQUISITION COSTS

Balance, 30 November 2012	-	-	-	-
Additions	-	-	-	-
Balance, 31 August 2013	-	-	-	-

EXPLORATION AND EVALUATION COSTS

Balance, 30 November 2012	-	-	-	-
Claim maintenance	10,120	6,227	-	16,347
Balance, 31 August 2013	10,120	6,227	-	16,347

Total costs	10,120	6,227	-	16,347

Page | 9

Alberta Star Development Corp.

Notes to the Condensed Interim Financial Statements

31 August 2013

(Expressed in Canadian dollars)

The Company’s exploration and evaluation properties expenditures for the year ended 30 November 2012 are as follows:

	Petroleum and Natural Gas Properties $	Contact Lake Property $	Glacier Lake Property $	Other Properties $	Total $

ACQUISITION COSTS

Balance, 30 November 2011	701,510	-	-	-	701,510
Addition	8,006	-	-	-	8,006
Transfer to property, plant and equipment	(526,509)	-	-	-	(526,509)
Write-down	(183,007)	-	-	-	(183,007)
Balance, 30 November 2012	-	-	-	-	-

EXPLORATION AND EVALUATION COSTS

Balance, 30 November 2011	28,005	-	-	-	28,005
Camp costs and field supplies	-	1,575	-	-	1,575
Claim maintenance and permitting	-	5,134	6,227	1,419	12,780
Transfer to property, plant and equipment	(16,199)	-	-	-	(16,199)
Write-down	(11,806)	(6,709)	(6,227)	(1,419)	(26,161)
Balance, 30 November 2012	-	-	-	-	-

Total costs	-	-	-	-	-

Page | 10

Alberta Star Development Corp.

Notes to the Condensed Interim Financial Statements

31 August 2013

(Expressed in Canadian dollars)

Contact Lake Property – Contact Lake, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 1% net smelter return royalty (“NSR”), in five mineral claims, totaling 1,801.82 hectares (“ha”) (4,450.50 acres) located five miles southeast of Port Radium on Great Bear Lake, Northwest Territories (“NT”), for cash payments of $60,000 (paid) and 60,000 common shares (issued and valued at $72,000) of the Company.  The Company may purchase the NSR for a one-time payment of $1,000,000.  The Company completed additional staking in the area in order to increase the project size to sixteen contiguous claims, totaling 10,563.78 ha (26,103.57 acres).  Collectively the properties are known as the Contact Lake Mineral Claims.

Port Radium – Glacier Lake Property, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR, in four mineral claims, totaling 2,520.78 ha (6,229.00 acres) (the “Glacier Lake Mineral Claims”) located one mile east of Port Radium on Great Bear Lake, NT, for cash payments of $30,000 (paid) and 72,000 common shares (issued and valued at $72,000) of the Company.  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

Port Radium – Crossfault Lake Property, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR, in five mineral claims, totaling 1,789.22 ha (4,421.24 acres) (the “Port Radium – Crossfault Lake Mineral Claims”) located north of Port Radium on Great Bear Lake, NT, for cash payments of $60,000 (paid) and 90,000 common shares (issued and valued at $297,000) of the Company.  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

Port Radium – Eldorado Property, Northwest Territories

During the year ended 30 November 2005, the Company entered into a lease agreement with South Malartic Exploration Inc. to purchase a 50% undivided right, title and interest in three mineral claims, totaling 106.53 ha (263.13 acres) (the “Eldorado Uranium Mineral Claims”) located at Port Radium on Great Bear Lake, NT, for a cash payment of $20,000 (paid).

North Contact Lake Mineral Claims – Great Bear Lake, Northwest Territories

During the year ended 30 November 2006, the Company acquired a 100% right, interest and title, subject to a 2% NSR, in eleven mineral claims (the “North Contact Lake Mineral Claims”), for cash payments of $75,000 and the issuance of 50,000 common shares of the Company valued at $182,500.  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.  The North Contact Lake Mineral Claims totaling 6,305.51 ha (15,581.20 acres) and are situated north of Contact Lake on Great Bear Lake, approximately 680 km (423 miles) north of Yellowknife, NT.

Eldorado South IOCG & Uranium Project, Northwest Territories

During the year ended 30 November 2007, the Company staked sixteen claims (the “Eldorado South Uranium Mineral Claims”) and four additional claims (the “Eldorado West Uranium Mineral Claims”) located ten miles south of the Eldorado uranium mine on the east side of Great Bear Lake, NT and 680 km (423 miles) north of the city of Yellowknife, NT, collectively known as the Eldorado South Uranium Project.

During the year ended 30 November 2009, fourteen claims were allowed to lapse and on 23 February 2013, three claims were allowed to lapse.  The Eldorado South IOCG & Uranium Project now consists of eleven mineral claims totaling 9,045.35 ha (22,351.06 acres).

Longtom Property – Longtom Lake, Northwest Territories

The Company holds a 50% undivided interest, subject to a 2% NSR, in the Longtom Property (the “Longtom Property”) located about 350 km northwest of Yellowknife, NT.  The Longtom Property totals 355.34 ha (878.05 acres) and is registered in the name of the Company.

The Company has the right to acquire the remaining 50% interest in the Longtom Property (the “Longtom Option”) for $315,000 payable either in cash or 50% ($157,500) in cash and 50% in common shares of the Company.  The deemed price of the Company’s shares issued on the exercise of the Longtom Option would be the average TSX Venture Exchange closing market price of its common shares on the five trading days immediately preceding and the five trading days immediately following the date that the option is exercised. The Company is compelled to exercise the Longtom Option: 1) within 90 days from the date it has incurred $5,000,000 in exploration expenditures on the Longtom Property; or 2) at the date the Company advises the optionor in writing that it will complete the Longtom Option to purchase the remaining 50% interest in the Longtom Property.

The Company has the right to enter into joint venture or option agreements related to the Longtom Property with third parties prior to the exercise of the Longtom Option.

In 2003, the Company entered into a Letter of Intent (the “Letter of Intent”) with Fronteer Development Group Inc. (“Fronteer”).  On 26 October 2006, Fronteer earned its 75% interest in the Longtom Property by paying the Company $15,000 cash (received) and spending an aggregate of $500,000 (incurred) on exploration expenditures over three years.

5.

PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment as at 31 August 2013 are as follows:

	Cost $	Accumulated depreciation $	Net book value $

Computer equipment	60,749	52,391	8,358
Computer software	86,947	86,947	-
Equipment	58,720	46,814	11,906
Furniture and fixtures	25,706	20,550	5,156

Total	232,122	206,702	25,420

Page | 11

Alberta Star Development Corp.

Notes to the Condensed Interim Financial Statements

31 August 2013

(Expressed in Canadian dollars)

The changes in the Company’s property, plant and equipment for the periods ended 31 August 2013 and 30 November 2012 are as follows:

	Petroleum and natural gas properties $	Computer equipment $	Computer software $	Equipment $	Furniture and fixtures $	Total $

COST
Balance, as at 30 November 2011	4,361,198	60,749	86,947	58,720	25,706	4,593,320
Additions	422,605	-	-	-	-	422,605
Transfer from evaluation and exploration properties	542,708	-	-	-	-	542,708
Cost recovery	(75,000)	-	-	-	-	(75,000)
Asset retirement costs	28,358	-	-	-	-	28,358

Balance, as at 30 November 2012	5,279,869	60,749	86,947	58,720	25,706	5,511,991
Additions	134,652	-	-	-	-	134,652
Transfer from evaluation and exploration properties	-	-	-	-	-	-
Cost recovery	(30,000)	-	-	-	-	(30,000)
Dispositions	(5,384,521)	-	-	-	-	(5,384,521)

As at 31 August 2013	-	60,749	86,947	58,720	25,706	232,122

	Petroleum and natural gas properties $	Computer equipment $	Computer software $	Equipment $	Furniture and fixtures $	Total $

ACCUMULATED DEPRECIATION AND IMPAIRMENT
Balance, as at 30 November 2011	1,072,238	45,343	86,947	41,211	18,125	1,263,864
Depletion and depreciation	1,658,495	4,622	-	3,502	1,516	1,668,135
Impairment loss	1,124,347	-	-	-	-	1,124,347

Balance, as at 30 November 2012	3,855,080	49,965	86,947	44,713	19,641	4,056,346
Depletion and depreciation	162,688	2,426	-	2,101	909	168,124
Dispositions	(4,017,768)	-	-	-	-	(4,017,768)

As at 31 August 2013	-	52,391	86,947	46,814	20,550	206,702

NET BOOK VALUES
At 30 November 2011	3,288,960	15,406	-	17,509	7,581	3,329,456

At 30 November 2012	1,424,789	10,784	-	14,007	6,065	1,455,645

At 31 August 2013	-	8,358	-	11,906	5,156	25,420

Page | 12

On 9 August 2010, the Company completed an asset purchase with Western Plains Petroleum Ltd. (“Western Plains”) pursuant to which the Company acquired an undivided 50% interest in all of Western Plains’ oil and natural gas interests located in the Lloydminster/Maidstone areas of Saskatchewan and the Lloydminster area of Alberta (the “Western Plains Assets”) for the cash purchase price of $1.7 million, having an effective date of 1 July 2010.

On 26 August 2010, the Company completed a further oil & gas asset purchase with Western Plains pursuant to which the Company acquired an undivided 33.33% interest in thirteen (13) crown leases located in the Lloydminster heavy oil area of Alberta for a cash purchase price of $1.467 million, having an effective date of 1 July 2010.

On 15 October 2010, the Company entered into a sub-participation agreement with Arctic Hunter Energy Inc. (“Arctic Hunter”), a company with officers and directors in common. Under the agreement, Arctic Hunter has agreed to a 100% participation interest in two (2) test wells by 31 October 2010. The Company holds a 50% working interest in the Landrose, Saskatchewan assets which form part of the heavy oil assets acquired on 9 August 2010 from Western Plains. Arctic Hunter must pay 100% of the Company’s share of the cost to drill, complete and equip or abandon the test wells to earn 100% of the Company’s pre-farmout working interest in the Test Wells spacing unit subject to reserving unto the Company a 10% overriding royalty payable by Arctic Hunter on all petroleum and natural gas substances produced therefrom until payout. After payout, the Company shall have the option to either covert to a 25% working interest (being 50% of the Company’s pre-farmout 50% working interest) in the test wells spacing unit or remain in a gross overriding royalty position. Arctic Hunter has no option to drill post-earning wells under the sub-participation agreement.  Western Plains will be the operator of the test wells.

On 18 November 2010, the Company entered into a participation agreement with Sahara Energy Ltd. (“Sahara Energy”), whereby the Company agreed to a 50% participation interest with Sahara Energy in the joint lands. The Company must pay 50% of the cost to drill, complete and equip or abandon the test wells to earn a 50% working interest in the test well spacing unit and joint lands subject to reserving unto Sahara Energy a 15% overriding royalty payable by the Company on all petroleum and natural gas substances produced therefrom until payout. After payout, Sahara Energy shall have the option to either convert to a 25% working interest (being 50% of Sahara Energy’s pre-farmout 50% working interest) in the test well spacing unit and joint lands or remain in a gross overriding royalty position. On 28 December 2011, this participation agreement was terminated.

On 19 November 2010, the Company entered into an agreement with Western Plains to acquire a 50% undivided interest each in petroleum and natural gas rights from Triwest Exploration Inc. for a purchase price of $41,510 each.

On 10 May 2011, the Company entered into an asset exchange agreement with Canadian Natural Resources to acquire a 50% working interest in petroleum and natural gas rights, including one standing case well, on 240 acres located in the Landrose area of Saskatchewan in exchange for its 50% working interest in 320 acres of undeveloped land located in the Golden Lake area of Saskatchewan. The aggregate value of the assets exchanged is $50,000.

On 18 November 2011, the Company entered into a sub-participation agreement with Arctic Hunter. Under the agreement, Arctic Hunter had agreed to participate with the Company in the drilling of one test well.  Arctic Hunter was to pay 50% of the Company’s share of the cost to drill, complete and equip or abandon the test wells to earn a 25% working interest (being 50% of the Company’s pre-participation 50% working interest) in the well. Arctic Hunter had no option to drill post-earning wells under the sub-participation agreement.  Western Plains was the operator of the test wells.

On 9 April 2013, the Company entered into an agreement with Petrocapita Oil and Gas L.P. (“Petrocapita”) of Calgary, Alberta for the sale of its heavy oil assets in Alberta and Saskatchewan for total consideration of $1,875,000 payable in cash at closing.

The sale to Petrocapita was completed on April 23, 2013 for total net cash consideration of $1,900,513 after taking into account initial industry standard adjustments to the agreed purchase price of $1,875,000.  The effective date of this transaction was March 1, 2013.  A gain of $1,117,168 was recognized on this sale.

As part of the transaction, Alberta Star terminated a sub-participation agreement it had entered into with Arctic Hunter Energy Inc. (“Arctic Hunter”) in respect of certain of the heavy oil assets which were sold to Petrocapita.  Alberta Star paid Arctic Hunter cash consideration of $72,000 for the termination.

Depletion and depreciation

No general and administrative expenses were capitalized for the nine month period ended 31 August 2013.

Impairment test

The Company performed the impairment test at 30 November 2012 resulting in the net book value of petroleum and natural gas assets exceeding the estimated discounted future net cash flows associated with proved and probable reserves.  Impairment of petroleum and natural gas assets in the amount of $1,124,347 (2011 - $Nil) was recognized during the year ended 30 November 2012.

Prices used in the evaluation of the carrying value of the Company’s reserves for the purpose of the impairment test were:

Year	Heavy Crude Oil ($Cdn/BBL)

2012	63.87
2013	60.92
2014	68.36
2015	71.10
2016	73.02
2017	73.02
2018	73.02
2019	73.81
2020	75.32
2021	76.87
2022	78.44

Percentage increase each year thereafter	2.0%

6.

DECOMMISSIONING LIABILITIES

The total decommissioning liabilities was estimated by management based on the Company’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The decommissioning liability was eliminated on April 23, 2013 on completion of the sale of the Company’s heavy oil assets to Petrocapita on April 23, 2013.

The total undiscounted abandonment and restoration cost obligation at 31 August 2013 is $Nil (30 November 2012 - $675,870). The present value of the decommissioning liabilities is estimated to be $Nil (30 November 2012 - $602,889). The present value of the decommissioning liabilities was calculated using an inflation rate of 2% and discounted using a rate of 4%.

An accretion expense component of $6,029 (2012 - $22,096) has been charged to operations, included in finance costs, to reflect an increase in the carrying amount of the decommissioning liabilities.

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of petroleum and natural gas properties:

	As at 31 August 2013 $	As at 30 November 2012 $
Balance, beginning of year	602,889	552,435
Revisions to future reclamation and abandonment costs	-	28,358
Accretion	6,029	22,096
Liabilities disposed	(608,918)	-

Decommissioning liabilities, ending	-	602,889

7.

TRADE AND OTHER PAYABLES

The Company’s trade and other payables are broken down as follows:

	As at 31 August 2013 $	As at 30 November 2012 $

Trade payables	1,237	905
Accrued liabilities	1,429,132	1,468,132

Total trade and other payables	1,430,369	1,469,037

Included in the trade payables and accrued liabilities at 31 August 2013 is $639,445 (30 November 2012 - $639,445) related to Part XII.6 tax on funds raised by the Company on flow-through share offerings (Note 19).

Included in the trade payables and accrued liabilities at 31 August 2013 is $739,687 (30 November 2012 - $739,687) related to the estimated costs to the Company for amending its flow-through filings (Note 19).

Included in trade and other payables at 31 August 2013 is $Nil (30 November 2012 - $25) payable to a company controlled by the interim Chief Executive Officer (“CEO”) and director of the Company (Note 15). The amounts were unsecured, non-interest bearing and had no fixed terms of repayment.

8.

SHARE CAPITAL

10.1

Authorized share capital

The Company has authorized an unlimited number of voting common shares with no par value.  Authorized share capital also consists of an unlimited number of preferred shares with no par value, to be issued in series, with the directors being authorized to determine the designation, rights, privileges, restrictions and conditions attached to all of the preferred shares. At 31 August 2013, the Company had 21,788,979 common shares outstanding (30 November 2012 - 21,403,979) and no preferred shares outstanding (30 November 2012 - Nil).

On 11 March 2010, the Company consolidated its share capital on a one new common share without par value for every five existing common shares without par value basis.  All common shares and per share amounts have been restated to give retroactive effect to the share consolidation.

10.2

Shares issuances

During the nine month period ended 31 August 2013, 675,000 options were exercised for proceeds of $133,875 and 290,000 shares purchased at a cost of $47,554 were returned to capital pursuant to the Normal course issuer bid.

10.3

Normal course issuer bid

On 1 May 2013, the Company received approval from the TSX Venture Exchange (the “Exchange”) for its normal course issuer bid (the “Bid”). Pursuant to the Bid, the Company will purchase for cancellation, from time to time, as it considers advisable, up to 1,800,000 of its issued and outstanding common shares, being approximately 8.4% of the Company’s currently outstanding common shares and approximately 9.5% of the Company’s Public Float (as that term is defined in the policies of the Exchange). The price which the Company will pay for any shares purchased by it will be the prevailing market price of such common shares on the Exchange at the time of such purchase. The Bid commenced on 3 May 2013 and will terminate on 3 May 2014, or such earlier time as the Bid is completed or at the option of the Company. Jordan Capital Markets Inc. of Vancouver, British Columbia will conduct the Bid on behalf of the Company. As at 31 August 2013, the Company purchased 290,000 shares at a cost of $47,554 which were returned to treasury on 30 August 2013.  There have been no shares purchased subsequent to the period.

10.4

Special cash distribution

On 12 June 2013, the Company received approval at its annual and special general meeting for a special cash distribution to its shareholders derived from the proceeds received from the sale of the Company’s interest in its various heavy oil assets by way of a reduction of stated capital of the Company (the “Special Distribution”). The Special Distribution of $0.08 per common share was paid on July 8, 2013, to holders of record of 22,009,474 common shares on June 26, 2013 in the aggregate amount of $1,760,758.

10.5

Share purchase warrants

There were no share purchase warrants outstanding for the periods ended 31 August 2013 and 30 November 2012.

10.6

Stock options

The Company grants share options in accordance with the policies of the TSX Venture Exchange.  Under the general guidelines of the TSX Venture Exchange, the Company may reserve up to 4,280,794 of its issued and outstanding shares for its employees, directors or consultants to purchase shares of the Company.  The exercise price for options granted under the plan will not be less than the market price of the common shares less applicable discounts permitted by the TSX Venture Exchange and options will be exercisable for a term of up to five years, subject to earlier termination in the event of death or the cessation of services.

The following is a summary of the changes in the Company’s stock option plan for the year ended 30 November 2012 and the nine month period ended 31 August 2013:

	Nine month period ended 31 August 2013		Year ended 30 November 2012
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise Price $

Outstanding, beginning of year	2,025,000	0.36	1,580,000	0.70
Granted*	1,025,000	0.20	1,425,000	0.20
Exercised	(150,000)	0.21	-	-
Exercised	(450,000)	0.20	-	-
Exercised	(75,000)	0.165	-	-
Expired	(450,000)	0.48	-	-
Cancelled	-	-	(980,000)	0.68

Outstanding, end of period	1,925,000	0.31	2,025,000	0.36

*On 18 July 2013, the Company granted 1,025,000 options to directors and officers, exercisable at $0.20 per share until 18 July 2016. 512,500 options vested on 18 July 2013 and 512,500 options vest on 18 January 2014.  The weighted average fair value of the options granted and vested during the period ended 31 August 2013 was estimated at $0.05 (30 November 2012: $0.10) per option at the grant date using the Black-Scholes Option Pricing Model.   The weighted average assumptions used for the calculation were:

	31 August, 2013	30 November, 2012

Risk free interest rate	1.12%	1.11%
Expected life	3.00 years	2.92 years
Expected volatility	73.33%	79.02%
Expected dividend per share	-%	-%

The following table summarizes information regarding stock options outstanding and exercisable as at 31 August 2013:

Grant date	Expiry date	Number of options outstanding	Number of options exercisable	Exercise price $	Remaining contractual life (years)
3 July 2009	2 July 2014	250,000	250,000	1.00	0.84
9 January 2012	9 January 2015	225,000	225,000	0.21	1.36
31 January 2012	31 January 2014	50,000	50,000	0.25	0.42
10 July 2012	10 July 2015	75,000	75,000	0.165	1.86
12 October 2012	12 October 2015	300,000	300,000	0.20	2.12
18 July 2013	18 July 2016	1,025,000	512,500	0.20	2.88
Total options
		1,925,000	1,412,500

10.7

Shareholder rights plan

Effective 10 October 2008, the Board of Directors has approved and adopted a shareholder rights plan (the “Rights Plan”) subject to shareholder and regulatory approval which was received on 3 February 2009.  The Rights Plan extends the minimum expiry period for a takeover bid to 60 days and requires a bid to remain open for an additional 10 business days after an offeror publicly announces it has received tenders for more than 50% of the Company’s voting shares.  The principle purpose of the Rights Plan is to ensure that all shareholders will be treated equally and fairly in the event of a bid for control of the Company through an acquisition of its common shares.  It is designed to provide the Company shareholders with sufficient time to properly consider a takeover bid without undue time constraints.  In addition, it will provide the board with additional time for review and consideration of unsolicited takeover bids, and if necessary, for the consideration of alternatives.

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9.

SHARE-BASED PAYMENTS

Share-based payments for the following options granted by the Company will be amortized over the vesting period, of which $34,608 was recognized in the nine month period ended 31 August 2013 (31 August 2012 - $75,147):

Grant date	Fair value $	Amount vested in 31 August 2013 $	Amount vested in 31 August 2012 $
9 January 2012	58,904	-	58,904
31 January 2012	3,014	-	3,014
10 July 2012	13,229	-	13,229
12 October 2012	74,949	-	-
18 July 2013	34,608	34,608	-

Total	184,704	34,608	75,147

10.

GAIN (LOSS) PER SHARE

The calculation of basic and diluted gain (loss) per share is based on the following data:

	Nine months ended 31 August 2013	Nine months ended 31 August 2012

Net gain (loss) for the period	$ 627,458	$ (1,806,039)

Weighted average number of shares – basic and diluted	21,571,008	21,403,979

Gain (loss) per share, basic and diluted	$ 0.029	$ (0.084)

The basic gain (loss) per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year.  The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options and share purchase warrants, in the weighted average number of common shares outstanding during the year, if dilutive.  All of the stock options and share purchase warrants were anti-dilutive for the periods ended 31 August 2013 and 2012.

11.

CAPITAL RISK MANAGEMENT

The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued capital, contributed surplus and deficit.  The Company’s objectives when managing capital are to: (i) preserve capital, (ii) obtain the best available net return, and (iii) maintain liquidity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic condition and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.  There were no changes in the Company’s approach to capital management during the nine month period ended 31 August 2013.  The Company is not subject to externally imposed capital requirements.

12.

FINANCIAL INSTRUMENTS

14.1

Categories of financial instruments

	As at 31 August 2013 $	As at 30 November 2012 $

FINANCIAL ASSETS

FVTPL, at fair value
Cash and cash equivalents	6,872,903	6,997,109

Loans and receivables, at amortized cost
Trade and other receivables	42,443	164,925

Total financial assets	6,915,346	7,162,034

FINANCIAL LIABILITIES

Other liabilities, at amortized cost
Trade payables	1,238	905

Total financial liabilities	1,238	905

14.2

Fair value

The fair value of financial assets and financial liabilities at amortized cost is determined in accordance with generally accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions.  The Company considers that the carrying amount of all its financial assets and financial liabilities recognized at amortized cost in the condensed financial statements approximates their fair value due to the demand nature or short term maturity of these instruments.

The following table provides an analysis of the Company’s instruments that are measured subsequent to initial recognition at fair value, grouped into Level 1 to 3 based on the degree to which the inputs used to determine the fair value are observable.

Page | 14

• Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.
• Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.

•

Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data. As at 31 August 2013, the Company does not have any Level 3 financial instruments.

	As at 31 August 2013 $	As at 30 November 2012 $

LEVEL 1

Financial assets at fair value
Cash and cash equivalents	6,872,903	6,997,109

Total financial assets at fair value	6,872,903	6,997,109

There were no transfers between Level 1 and 2 in the nine month period ended 31 August 2013.

14.3

Management of financial risks

The financial risk arising from the Company’s operations are credit risk, liquidity risk, interest rate risk, currency risk and commodity price risk.  These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern.  The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below.  Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and trade receivables.  The Company manages its credit risk relating to cash and cash equivalents by dealing only with highly-rated Canadian financial institutions.  As at 31 August 2013, trade receivables were comprised of GST/HST receivable of $4,066 (30 November 2012 - $9,202), petroleum revenue receivable of $3,980 (30 November 2012 - $164,709) and interest receivable of $38,463 (30 November 2012 - $216). As a result, credit risk is considered insignificant.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk by continuously monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities.  As the Company’s financial instruments are substantially comprised of cash and cash equivalents, liquidity risk is considered insignificant.

Interest rate risk

The Company’s interest rate risk is primarily related to the Company’s cash and cash equivalents for which amounts were invested at interest rates in effect at the time of investment.  Changes in market interest rates affect the fair market value of the cash and cash equivalents.  However, as these investments come to maturity within a short period of time, the impact would likely not be significant.

A 1% change in short-term rates would have changed the interest income and net gain of the Company, assuming that all other variables remained constant, by approximately $48,000 for the nine month period ended 31 August 2013.

Currency risk

The majority of the Company’s cash flows and financial assets and liabilities are denominated in Canadian dollars, which is the Company’s functional and reporting currency.  Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by holding most of its cash and cash equivalents in Canadian dollars (Note 3).  The Company monitors and forecasts the values of net foreign currency cash flow and financial position exposures and from time to time could authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency fluctuations.  The Company has not, to the date of these condensed financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

Commodity price risk

The Company is in the exploration stage and is not subject to commodity price risk.

1.

RELATED PARTY TRANSACTIONS

For the nine month period ended 31 August 2013, the Company had related party transactions with Arctic Hunter, a company related by way of officers and directors in common for rent recovery.

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15.1

Related party expenses

The Company’s related party expenses are broken down as follows:

	Nine month period ended 31 August 2013 $	Nine month period ended 31 August 2012 $

Rent recovery	(4,500)	-

Total related party expenses (recovery)	(4,500)	-

15.2

Due from/to related parties

The assets and liabilities of the Company include the following amounts due from/to related parties:

	As at 31 August 2013 $	As at 30 November 2012 $

Arctic Hunter	-	1,273

Total amount due from related party	-	1,273

Company controlled by interim CEO and director	-	25

Total amount due to related parties	-	25

The amounts due to/from related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

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15.3

Key management personnel compensation

The remuneration of directors and other members of key management were as follows:

	Nine month period ended 31 August 2013 $	Nine month period ended 31 August 2012 $

Short-term benefits	237,169	522,500
Share-based payments	34,608	72,234

Total key management personnel compensation	271,777	594,734

2.

GENERAL AND ADMINISTRATIVE EXPENSES

	For the three month period ended 31 August 2013 $	For the three month period ended 31 August 2012 $	For the nine month period ended 31 August 2013 $	For the nine month period ended 31 August 2012 $

Advertising and promotion	603	1,580	3,944	20,565
Depreciation	1,812	2,410	5,437	7,230
Automotive	-	847	-	3,388
Bank charges and interest	388	448	1,015	837
Consulting fees	-	6,483	11,121	63,284
Directors fees	11,000	11,000	35,000	14,000
Filing fees	21,193	36,191	52,880	60,820
Legal and accounting	21,351	102,326	129,629	176,247
Management fees	30,000	17,500	90,000	17,500
Meals and entertainment	980	6,703	7,136	28,682
Office and miscellaneous	9,819	8,462	26,157	28,868
Rent and utilities	13,684	17,011	40,823	42,935
Salaries and benefits	19,524	243,037	70,442	451,666
Share-based payments	34,608	14,610	34,608	75,147
Telephone and internet	1,549	3,615	4,245	12,016
Shareholder information	-	3,500	-	46,200
Travel	5,101	7,564	19,187	14,084

Total	171,612	483,287	531,624	1,063,469

3.

SUPPLEMENTAL CASH FLOW INFORMATION

Included in decommissioning liabilities is $Nil (30 November 2012 - $28,358) related to the revision of future reclamation costs as at 31 August 2013 (Note 8).

17.1

Cash payments for interest and taxes

The Company made the cash payments for interest of $Nil (2012 - $Nil) and income taxes of $Nil (2012 - $Nil) during the nine month period ended 31 August 2013.

4.

SEGMENTED INFORMATION

The Company’s business activity is acquiring and exploring mineral and petroleum and natural gas properties. At 31 August 2013, the Company operates in three geographical areas, being British Columbia, Alberta/Saskatchewan and the Northwest Territories.  The following is an analysis of the revenues, net loss, current assets and non-current assets by geographical area:

	British Columbia	Alberta/ Saskatchewan	Northwest Territories	Total

Petroleum revenue, net of royalties
For the period ended 31 August 2013	-	215,403	-	215,403
For the period ended 31 August 2012	-	1,497,547	-	1,497,547

Net gain (loss)
For the period ended 31 August 2013	(373,828)	1,001,286	-	627,458
For the period ended 31 August 2012	(1,065,632)	(727,471)	(12,936)	(1,806,039)

Current assets
As at 31 August 2013	6,939,158	3,980	-	6,943,138
As at 30 November 2012	7,018,479	164,709	-	7,183,188

Exploration and evaluation properties
As at 31 August 2013	-	-	16,347	16,347
As at 30 November 2012	-	-	-	-

Property, plant and equipment
As at 31 August 2013	25,420	-	-	25,420
As at 30 November 2012	30,856	1,424,789	-	1,455,645

5.

COMMITMENTS AND OTHER OBLIGATIONS

The Company has certain obligations related to the amendments of its flow-through filings

(Note 9).

6.

EVENTS AFTER THE REPORTING PERIOD

The following event occurred from the date of the nine month period ended 31 August 2013 to the date the interim condensed financial statements were available to be issued on 25 October 2013:

i.

On 12 September 2013, 80,000 options at an exercise price of $1.00 were forfeited.

Page | 17

Management’s Discussion and Analysis
for the Nine Month Period Ended August 31, 2013

Contact Information

ALBERTA STAR DEVELOPMENT CORP.

2300 – 1066 West Hastings Street
Vancouver, British Columbia
V6E 3X2

Telephone: (604) 689-1749
Facsimile: (604) 648-8665
Contact Name: Stuart Rogers, CEO

ALBERTA STAR DEVELOPMENT CORP.

Management’s Discussion and Analysis

For the Nine Month Period Ended August 31, 2013

This management’s discussion and analysis (“MD&A”) of Alberta Star Development Corp. (the “Company”), dated October 25, 2013 should be read in conjunction with the accompanying unaudited condensed interim financial statements and notes for the nine month period ended August 31, 2013 and the audited financial statements of the Company for the year ended November 30, 2012 and 2011.  The Company’s interim and annual financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).   Except as noted, all financial amounts are expressed in Canadian dollars. Additional information relating to the Company is available on SEDAR and may be accessed at www.sedar.com.

NON-IFRS MEASURES

The Company’s management uses and reports certain measures not prescribed by IFRS (referred to as “non-IFRS measures”) in the evaluation of operating and financial performance.  Operating netback, which is calculated as average unit sales prices less royalties and operating expenses, and corporate netback, which further deducts administrative and interest expense, represent net cash margin calculations for every barrel of oil equivalent sold.  Net debt, which is current assets less current and other financial liabilities (e.g. note payable), is used to assess efficiency and financial strength.  Operating netback, corporate netback and net debt do not have any standardized meanings prescribed by IFRS and therefore may not be comparable with the calculation of a similar measure for other companies.  The Company uses these terms as an indicator of financial performance because such terms are often utilized by investors to evaluate junior producers in the oil and natural gas sector.

FORWARD-LOOKING INFORMATION

This document contains certain statements that may be deemed “forward-looking statements”. All statements in this document, other than statements of historical fact, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans” “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. In particular, the forward-looking statements in this MD&A include: (i) under the heading “Overview and Overall Performance” and “Outlook” statements relating to increasing and maximizing future production and expansion by the Company into the oil and natural gas sector through the development of the Company’s existing assets and the acquisition of additional oil and natural gas properties; (ii) under the heading “Outlook” statements relating to the Company’s capital expenditure plans for 2012; (iii) under the heading “Outlook” statements relating to licensing approval and the ability to obtain drilling rigs in order to complete the Company’s exploration program; and (iv) under the heading “Liquidity and Capital Resources” the statement that the Company believes it has sufficient funds to fund its currently planned exploration and administrative budget through the balance of fiscal 2012. Further, information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. Forward-looking statements involve numerous risks and uncertainties. Estimates and forward-looking statements are based on assumptions of future events and actual results may vary from these estimates The foregoing forward-looking statements are based on assumptions including that the Company will be able to identify potential assets for acquisition on terms that are satisfactory to the Company; that the execution of the Company’s capital expenditure plans will remain in the best interests of the Company; that the Company will obtain all required regulatory approvals; and that the company will be able to source the required services (including drilling rigs) to execute its capital expenditure plans.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions and other factors discussed under the heading “Risks and Uncertainties”. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

The forward-looking statements contained in this MD&A are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or in any other documents filed with Canadian securities regulatory authorities whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. The forward-looking statements are expressly qualified by this cautionary statement.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, timing of resource calculation and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Alberta Star Development Corp. (the “Company”) to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver, uranium and base metals, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, aboriginal and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in the Company’s latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

OVERVIEW AND OVERALL PERFORMANCE

The Company is a Canadian resource exploration and development company that identified, acquired and financed oil and natural gas assets in Western Canada. It also has mineral exploration projects in North America. In August 2010, the Company made two heavy oil & gas acquisitions in Lloydminster, Alberta and Saskatchewan which expanded its diversification into the oil and natural gas resource sector with the acquisition of revenue producing resource assets which complimented its existing mineral exploration properties.

On April 9, 2013, the Company entered into an agreement with Petrocapita Oil and Gas L.P. (“Petrocapita”) of Calgary, Alberta for the sale of its heavy oil assets in Alberta and Saskatchewan for total consideration of $1,875,000 payable in cash at closing.

The sale to Petrocapita was completed on April 23, 2013 for total net cash consideration of $1,900,513 after taking into account initial industry standard adjustments to the agreed purchase price of $1,875,000.  The effective date of this transaction was March 1, 2013.

As part of the transaction, Alberta Star terminated a sub-participation agreement it had entered into with Arctic Hunter Energy Inc. (“Arctic Hunter”) in respect of certain of the heavy oil assets which were sold to Petrocapita.  Alberta Star paid Arctic Hunter cash consideration of $72,000 for the termination.  In accordance with the policies of the TSX Venture Exchange, Alberta Star and Arctic Hunter are considered Non-Arm’s Length Party’s by virtue of having certain common directors and officers.

As a result of this transaction, Alberta Star has increased its cash position by in excess of $1.8 Million and reduced its liabilities by $608,918 as a result of the elimination of the decommissioning liability that was associated with these heavy oil assets.

On May 1, 2013, the Company received approval from the TSX Venture Exchange (the “Exchange”) for its normal course issuer bid (the “Bid”). Pursuant to the Bid, the Company will purchase for cancellation, from time to time, as it considers advisable, up to 1,800,000 of its issued and outstanding common shares, being approximately 8.4% of the Company’s currently outstanding common shares and approximately 9.5% of the Company’s Public Float (as that term is defined in the policies of the Exchange). The price which the Company will pay for any shares purchased by it will be the prevailing market price of such common shares on the Exchange at the time of such purchase. The Bid commenced on May 3, 2013 and will terminate on May 3, 2014, or such earlier time as the Bid is completed or at the option of the Company. Jordan Capital Markets Inc. of Vancouver, British Columbia will conduct the Bid on behalf of the Company.  As at August 31, 2013, the Company purchased 290,000 shares at a cost of $47,554 which were returned to treasury on August 30, 2013.  There have been no shares purchased subsequent to that date.

On 12 June 2013, the Company received approval at its annual and special general meeting for a special cash distribution to its shareholders derived from the proceeds received from the sale of the Company’s interest in its various heavy oil assets by way of a reduction of stated capital of the Company (the “Special Distribution”). The Special Distribution of $0.08 per common share was paid on July 8, 2013, to holders of record of 22,009,474 common shares on June 26, 2013 in the aggregate amount of $1,760,758.

At the meeting, the shareholders also re-elected Stuart Rogers, Robert Hall, Tom Ogryzlo and Guido Cloetens as directors of the Company and elected two new directors, Martin Burian and Erwin Holsters.

Martin Burian, CA, CBV, has eighteen years of investment banking experience and was most recently Managing Director, Investment Banking at Haywood Securities Inc. from 2010 until May 2013, prior to which he served as President of Bolder Investment Partners from 2009 until its merger with Haywood Securities in 2010.

A resident of Brussels, Belgium, Erwin Holsters has been a Senior Private Banker at a leading European private bank since 2010, prior to which he was a Client Relationship Manager at Robeco/Kaupthing Bank from 2007 to 2009.

During the period, management reviewed a number of advanced stage investment opportunities in the precious metals sector, taking advantage of the extensive experience of Tom Ogryzlo, in the financing, engineering, construction and operation of mining projects on a worldwide basis. His expertise and extensive database of contacts has proven invaluable in fast-tracking the due diligence process, with no definitive agreements having yet been reached.

Oil and gas development opportunities have also been considered, none of which have offered potential returns attractive enough to offset the level of risk involved.

The Company maintains a strong balance sheet and has a qualified management team to develop the Company’s assets.

The Company’s shares are listed on the TSX Venture Exchange under the symbol “ASX”, on the OTCBB under the symbol “ASXSF” and on the Frankfurt Exchange under the symbol “QLD”.

OUTLOOK

The Company has a strong balance sheet following it’s the sale of its heavy oil assets in Alberta and Saskatchewan.  As a result of this transaction, the Company has also reduced its liabilities by $608,918 due to the elimination of the decommissioning liability that was associated with these heavy oil assets.

As at August 31, 2013, the Company had working capital of $5,512,769, inclusive of $6,872,903 of cash and cash equivalents on hand.  After the special cash distribution of $1,760,758 to its shareholders derived from the proceeds received from the sale of the Company’s interest in its various heavy oil assets, cash and cash equivalents on hand at the date of this report are approximately $6,830,000 which is sufficient to cover planned exploration expenditures, additional property acquisitions and administration costs for at least a twelve month period.

All the fiscal quarters below have been prepared using IFRS.

FINANCIAL AND OPERATING SUMMARY

TABLE A - OPERATIONS BY QUARTER (March 1, 2011 to August 31, 2013)

All production is conventional heavy oil
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Production and per share	2013	2013	2013	2012	2012	2012	2012	2011
Production - total barrels	-	-	6,560	7,617	9,848	11,445	8,723	10,266
Production - bbls/ day	-	-	73	84	107	124	96	113
Heavy oil revenue	-	-	267,535	515,190	574,153	687,383	644,714	703,223
Royalty income	-	-	-	-	22	804	-	454
Royalties	-	(3,408)	(48,723)	(93,283)	(118,548)	(153,780)	(137,201)	(138,666)
Production & transportation	-	27,460	(190,028)	(237,868)	(233,394)	(336,981)	(312,074)	(250,907)
Operating net back	-	24,052	28,784	184,039	222,233	197,426	195,439	314,104
General and administrative	(171,612)	(230,785)	(129,226)	(246,537)	(483,287)	(216,690)	(363,491)	(425,578)
Corporate net back	(171,612)	(206,733)	(100,442)	(62,498)	(261,054)	(19,264)	(168,052)	(111,474)
Depletion, accretion & amortization	-	-	(162,688)	(315,926)	(459,785)	(527,139)	(355,645)	(325,382)
Write-downs	-	-	-	(1,320,579)	(450)	(835)	(11,651)	(2,594)
Other (expenses) revenue	46,919	1,148,430	73,585	29,427	(61,664)	85,801	(26,299)	68,004
Income (loss) for the period	(124,693)	941,697	(189,545)	(1,669,576)	(782,953)	(461,437)	(561,647)	(371,446)
Basic and diluted income (loss) per share	(0.006)	0.044	(0.009)	(0.078)	(0.037)	(0.022)	(0.026)	(0.017)
Royalties as % of petroleum revenue	-	-	18	18	21	22	21	20

Per bbl analysis	Per bbl	Per bbl	Per bbl	Per bbl	Per bbl	Per bbl	Per bbl	Per bbl
Heavy oil revenue	-	-	40.78	67.64	58.30	60.13	73.91	68.50
Royalty income	-	-	-	-	-	0.07	-	0.04
Royalties	-	-	(7.42)	(12.25)	(12.04)	(13.44)	(15.73)	(13.51)
Production and transportation	-	-	(28.96)	(31.23)	(23.71)	(29.44)	(35.78)	(24.44)
Operating net back	-	-	4.40	24.16	22.58	17.25	22.40	30.59
General and administrative	-	-	(19.69)	(32.37)	(49.09)	(18.93)	(41.67)	(41.46)
Corporate net back	-	-	(15.29)	(8.21)	(26.51)	(1.68)	(19.27)	(10.87)
Depletion, accretion & amortization	-	-	(24.80)	(41.48)	(46.71)	(46.06)	(40.77)	(31.70)
Write-downs	-	-	-	(173.37)	(0.05)	(0.07)	(1.34)	(0.25)
Other (expenses) revenue	-	-	11.21	3.86	(6.26)	7.50	(3.01)	6.62
Income (loss) for the period	-	-	(28.88)	(219.20)	(79.53)	(40.31)	(64.39)	(36.20)

Funds (invested in) petroleum and mineral properties	-	-	(25,790)	(3,664)	(41,177)	(263,042)	(24,732)	(280,688)

FINANCIAL AND OPERATING SUMMARY

TABLE C – BALANCE SHEET

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	2013	2013	2013	2012	2012	2012	2012	2011
Net cash	6,872,903	8,672,315	7,039,093	6,997,109	6,950,171	7,428,567	7,655,139	7,780,441
Total assets	6,984,905	8,767,755	8,430,333	8,638,833	10,192,055	10,990,054	11,457,905	12,089,062
Total liabilities	1,430,369	1,455,025	2,052,971	2,071,926	2,030,149	2,059,805	2,067,182	2,196,264
Shareholders’ equity	5,554,536	7,312,730	6,377,362	6,566,907	8,161,906	8,930,249	9,390,723	9,892,798
SHARES
Basic outstanding	21,788,979	21,403,979	21,403,979	21,403,979	21,403,979	21,403,979	21,403,979	21,403,979
Weighted average	21,788,979	21,403,979	21,403,979	21,403,979	21,403,979	21,403,979	21,403,979	21,403,979

OPERATING RESULTS FOR 2013

On April 9, 2013, the Company entered into an agreement with Petrocapita Oil and Gas L.P. of Calgary, Alberta for the sale of its heavy oil assets in Alberta and Saskatchewan for total consideration of $1,875,000 payable in cash at closing.

The sale to Petrocapita was completed on April 23, 2013 for total net cash consideration of $1,900,513 after taking into account initial industry standard adjustments to the agreed purchase price of $1,875,000.  The effective date of this transaction was March 1, 2013.  Due to the elimination of decommissioning liabilities, a gain of $1,117,168 was recognized on this sale.

As part of the transaction, Alberta Star terminated a sub-participation agreement it had entered into with Arctic Hunter Energy Inc. in respect of certain of the heavy oil assets which were sold to Petrocapita.  Alberta Star paid Arctic Hunter cash consideration of $72,000 for the termination.

MINERAL EXPLORATION PROPERTIES

The Company’s mineral exploration property assets consist of:

The Eldorado & Contact Lake IOCG & Uranium Properties:

The Company’s property interests consist of 32,599.10 hectares (“ha”), situated in the Eldorado/Port Radium/Contact Lake area, McKenzie Mining District, NT.  The Company is the first mineral exploration company in 75 years to successfully stake and control this large contiguous land package in the Northwest Territories.

1.

Contact Lake Mineral Claims – Contact Lake, and North Contact Lake Mineral Claims – Great Bear Lake, NT

During the year ended November 30, 2005, the Company acquired a 100% undivided right, title and interest, subject to a 1% net smelter return royalty (“NSR”), in five (5) mineral claims, totalling 1,801.82 ha located eight kilometres (“km”) southeast of Port Radium on Great Bear Lake, NT for cash payments of $60,000 (paid) and 60,000 common shares (issued and valued at $72,000) of the Company.    The Company may purchase the NSR for a one-time payment of $1,000,000.  The Company completed additional staking in the area in order to increase the project size to sixteen (16) contiguous claims, totalling 10,563.78 ha.  Collectively the properties are known as the Contact Lake Mineral Claims.

Expenditures related to the Contact Lake Mineral Claims for the nine month period ended August 31, 2013 consist of camp costs and field supplies of $Nil (2012 - $1,575) and claim maintenance of $10,120 (2012 - $5,134).  These costs are initially capitalized and tested for impairment at year end.

2.

Port Radium – Glacier Lake Mineral Claims, NT

During the year ended November 30, 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR in four (4) mineral claims, totalling 2,520.78 ha (the “Glacier Lake Mineral Claims”) located 1.6 km east of Port Radium on Great Bear Lake, NT, for cash payments of $30,000 (paid) and 72,000 common shares (issued and valued at $72,000) of the Company.  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

The property contains a fully operational all-season airstrip situated at Glacier Lake.  The Echo Bay claim had historic production of 23,779,178 ounces of silver and the Port Radium – Eldorado claim had reported production of 15 million pounds of uranium and 8 million ounces of silver.  The Port Radium uranium belt was formerly one of Canada’s principal producers of uranium during the 1930s and 1940s.

Expenditures related to the Glacier Lake Mineral Claims for the nine month period ended August 31, 2013 consist of claim maintenance of $6,227 (2012 - $6,227).  These costs are initially capitalized and tested for impairment at year end.

RESULTS OF OPERATIONS – NINE MONTH PERIOD ENDED AUGUST 31, 2013

The Company’s net and comprehensive gain for the nine month period ended August 31, 2013 was $627,458 or $0.029 per share compared to a net and comprehensive loss of $1,806,039 or $0.084 per share for the nine month period ended August 31, 2012.  The significant changes during the current fiscal period compared to the same period a year prior are as follows:

Advertising and promotion expenses decreased to $3,944 during the nine month period ended August 31, 2013 from the $20,565 incurred during the same period a year prior.  The decrease in advertising and promotion is attributable to the elimination of advertising costs and lower news release dissemination fees during the current period.

Consulting fees decreased to $11,121 for the nine month period ended August 31, 2013 from $63,284 for the nine month period ended August 31, 2012.  The decrease in consulting fees period over period is due to fewer consultants being engaged by the Company during the current period.

Director fees increased to $35,000 for the nine month period ended August 31, 2013 from $14,000 for the nine month period ended August 31, 2012.  The increase in director fees was due to implementation of a policy of compensating the independent directors for their service effective August 1, 2012.

Legal and accounting fees decreased to $129,629 for the nine month period ended August 31, 2013, from $176,247 for the nine month period ended August 31, 2012.  The legal and accounting fees for the current year are mainly due to the legal costs associated with the sale of the Company’s heavy oil assets.

Management fees increased to $90,000 for the nine month period ended August 31, 2013 from $17,500 for the nine month period ended August 31, 2012.  The increase is due to the CEO billing his services under management fees instead of salaries effective July 11, 2012.

Office rent was reduced to $40,823 for the nine month period ended August 31, 2013 from $42,935 for the nine month period ended August 31, 2012.   Effective September 1, 2013, the Company moved its office from #506 – 675 West Pender Street, Vancouver to #2300 – 1066 West Hastings Street, Vancouver for an estimated monthly savings of $3,000.

Salaries and benefits for the nine month period ended August 31, 2013 were reduced to $70,442 as compared to $451,666 for the nine month period ended August 31, 2012 when management fees were included in salaries and a termination fee of $204,167 was paid.

Stock-based compensation expense, a non-cash item, was $34,608 during the nine month period ended August 31, 2013 as 512,500 options were vested during the period.  This compares to stock-based compensation expense of $75,147 for the nine month period ended August 31, 2012.

Shareholder information costs were reduced to $Nil for the nine month period ended August 31, 2013 from $46,200 for the nine month period ended August 31, 2012.  The decrease in shareholder information costs period over period is due to no consultants being paid for the Company’s investor relations and corporate development activities during the current period.

Travel expenses increased to $19,187 during the nine month period ended August 31, 2013 from $14,084 during the same period a year prior.  This was due to increased travel expenditures related to the attendance at trade shows and the annual general meeting held during the period.

Interest income increased to $62,547 for the nine month period ended August 31, 2013, compared to $49,194 during the same period a year prior primarily due to higher interest rates being realized on deposits during the current period.

There was an unrealized foreign exchange gain of $90,749 (August 31, 2012 – loss $53,303) for the nine month period ended August 31, 2013 based primarily on the re-valuation of US$1,505,395 held in U.S. funds. This gain resulted as the Canadian dollar decreased in value compared to the US dollar.

MINERAL PROPERTY EXPENSES

Mineral property expenses comprise (1) exploration expenses, (2) acquisition costs, and (3) recoveries.  Total expenditures for the nine month periods ended August 31, 2013 and 2012 are summarized below:

For the Nine month period Ended August 31, 2013:	Exploration Expenses $	Acquisition Costs $	Recoveries $	Total $
Contact Lake Mineral Claims – Contact Lake, NT	10,120	-	-	10,120
Port Radium – Glacier Lake Mineral Claims, NT	6,227	-	-	6,227
	16,347	-	-	16,347

For the Nine month period Ended August 31, 2012:	Exploration Expenses $	Acquisition Costs $	Recoveries $	Total $
Contact Lake Mineral Claims – Contact Lake, NT	6,709	-	-	6,709
Port Radium – Glacier Lake Mineral Claims, NT	6,227	-	-	6,227
	12,936	-	-	12,936

Additional particulars of expenditures on mineral properties are provided in Note 6 to the condensed financial statements for the nine month period ended August 31, 2013.

SUMMARY OF QUARTERLY RESULTS

The following information is derived from the Company’s quarterly financial statements for the past eight quarters and has been prepared using IFRS:

Quarter Ended	Net Comprehensive Gain (Loss)	Basic Gain (Loss) per Share	Fully Diluted Gain (Loss) per Share
August 31, 2013	$(124,693)	$(0.006)	$(0.006)
May 31, 2013	$941,697	$0.044	$0.044
February 28, 2013	$(189,546)	$(0.009)	$(0.009)
November 30, 2012	$(1,669,576)	$(0.078)	$(0.078)
August 31, 2012	$(782,953)	$(0.037)	$(0.037)
May 31, 2012	$(461,437)	$(0.022)	$(0.022)
February 29, 2012	$(561,647)	$(0.026)	$(0.026)
November 30, 2011	$(371,446)	$(0.017)	$(0.017)

The Company’s net comprehensive loss of $371,446 for the fourth quarter ended November 30, 2011, is mainly comprised of $11,278 of net petroleum loss and general and administrative expenses of $425,578.  The Company generated oil and gas revenues of $703,677 for the fourth quarter ended November 30, 2011 that contributed to an operating net back of $314,104.  After deducting depletion expense of $325,382, this resulted in a net petroleum loss of $11,278 for the quarter.

The Company’s net comprehensive loss of $561,647 for the first quarter ended February 29, 2012, is mainly comprised of $160,206 of net petroleum loss and general and administrative expenses of $363,491.  The Company generated oil and gas revenues of $644,714 for the first quarter ended February 29, 2012 that contributed to an operating net back of $195,439.  After deducting depletion expense of $355,645, this resulted in a net petroleum loss of $160,206 for the quarter.

The Company’s net comprehensive loss was reduced to $461,637 for the second quarter ended May 31, 2012 from $561,647 in the first quarter ended February 29, 2012 mainly due to a reduction in general and administrative expenses and, in particular, a reduction in salaries of $69,445. The second quarter loss is mainly comprised of $329,713 of net petroleum loss and general and administrative expenses of $216,690.  The Company generated oil and gas revenues of $688,187 for the second quarter ended May 31, 2012 with an operating net back of $197,426.  After deducting the depletion and depreciation expense of $527,139, this resulted in a net petroleum loss of $329,713 for the quarter.

The Company’s net comprehensive loss increased to $782,953 for the third quarter ended August 31, 2012 from $461,637 in the second quarter ended May 31, 2012 mainly due to a severance fee of $204,167 that was paid to the former President upon his resignation on July 10, 2012.  The third quarter loss is mainly comprised of $237,552 of net petroleum loss and general and administrative expenses of $483,287.  The Company generated oil and gas revenues of $574,175 for the third quarter ended August 31, 2012 with an operating net back of $222,233.  After deducting the depletion and depreciation  expense of $459,785, this resulted in a net petroleum loss of $237,552 for the quarter.

The Company’s net comprehensive loss increased to $1,669,576 for the fourth quarter ended November 30, 2012 from $782,953 in the third quarter ended August 31, 2012 mainly due to a write-down of $1,320,579 on its mineral properties and oil and gas assets.  The fourth quarter loss is mainly comprised of $1,320,579 in oil and gas and mineral property write-downs, $131,887 of net petroleum loss and general and administrative expenses of $246,537.  The Company generated oil and gas revenues of $515,190 for the fourth quarter ended November 30, 2012 with an operating net back of $184,039.  After deducting the depletion and depreciation expense of $315,926, this resulted in a net petroleum loss of $131,887 for the quarter.

The Company’s net comprehensive loss was reduced to $189,545 for the first quarter ended February 28, 2013 from $1,669,576 in the fourth quarter ended November 30, 2012 mainly due to the elimination of a write-down of $1,320,579 on its mineral properties and oil and gas assets in the fourth quarter.  The first quarter loss is mainly comprised of $133,904 of net petroleum loss and general and administrative expenses of $129,226.  The Company generated oil and gas revenues of $267,535 for the first quarter ended February 28, 2013 with an operating net back of $28,784.  After deducting the depletion and depreciation expense of $162,688, this resulted in a net petroleum loss of $133,904 for the quarter.

The Company’s net comprehensive gain was $941,697 for the second quarter ended May 31, 2013 and is mainly comprised of a $1,117,168 gain on the sale of its heavy oil assets offset by general and administrative expenses of $230,785, inclusive of additional legal fees related to the sale of the assets.

The Company’s net comprehensive loss was $124,693 for the third quarter ended August 31, 2013 and is mainly comprised of $171,612 in general and administrative expenses offset by $21,090 in interest income, $1,500 in rent recovery and $24,329 in an unrealized foreign exchange gain.

LIQUIDITY AND CAPITAL RESOURCES

The Company began recognizing and receiving revenue from its oil and gas resource properties as of August 1, 2010 but sold all its oil and gas resource properties effective March 1, 2013.  The Company relies on equity financing to fund its exploration and administrative costs.

During the quarter ended August 31, 2013, 675,000 options were exercised for proceeds of $133,875.

As at August 31, 2013, the Company had cash and cash equivalents of $6,872,903 and working capital of $5,512,769 as compared to $6,997,109 of cash and cash equivalents and working capital of $5,714,151 at November 30, 2012.

Total assets at August 31, 2013 decreased to $6,984,905 from $8,638,833 at November 30, 2012, primarily as a result of the $1,760,758 special cash distribution from the sale of its oil and gas property assets.

As of the date of this report the Company has cash and cash equivalents of approximately $6,830,000.  The Company believes that this is sufficient to fund its planned exploration and administrative budget through the balance of fiscal 2013.

CONTINGENCIES

The Company is aware of no contingencies or pending legal proceedings as of October 25, 2013.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that would require disclosure.

TRANSACTIONS WITH RELATED PARTIES

The Company’s Board of Directors consists of Guido Cloetens, Tom Ogryzlo, Stuart Rogers, Robert Hall, Martin Burian and Erwin Holsters.  Stuart Rogers is the Company’s Chief Executive Officer and Gord Steblin is the Company’s Chief Financial Officer.

The Company paid amounts to related parties as follows:

	For the Nine month period Ended
	August 31, 2013	August 31, 2012
Management fees paid to a company controlled by Mr. Stuart Rogers	80,000	17,500
Accounting fees paid to a company controlled by Mr. Gord Steblin	55,500	56,500
Director fees paid to Mr. Brian Morrison (resigned June 12, 2013)	7,000	4,000
Director fees paid to Mr. Edward Burylo (resigned June 12, 2013)	7,000	4,000
Director fees paid to Mr. Guido Cloetens	7,000	2,000
Chairman fees paid to a company controlled by Mr. Guido Cloetens	10,000	-
Director fees paid to Mr. Tom Ogryzlo	9,000	2,000
Director fees paid to Mr. Martin Burian	2,500	-
Director fees paid to Mr. Erwin Holsters	2,500	-
Director fees paid to a company controlled by Mr. Stuart Rogers	-	2,000
Salaries and benefits paid to Mr. Tim Coupland (resigned July 10, 2012)	-	349,500
Salaries and benefits paid to Mr. Rob Hall	56,669	60,000
Salaries and benefits paid to Ms. Tamiko Coupland *	-	25,000
	$237,169	$522,500

During the nine month period ended August 31, 2013, the Company granted 1,025,000 options to directors and officers of the Company with the vested amount of $34,608 estimated fair value.  During the previous nine month period ended August 31, 2012, 625,000 options were granted to directors and officers with an estimated fair value of $72,234.

During the nine month period, the Company received rent recovery of $4,500 (2012 - $Nil) from Arctic Hunter Energy Inc., a company related by way of officers and directors in common.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

* Resigned February 1, 2012 and includes payment due on termination of agreement.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Areas requiring a significant degree of estimation and judgment relate to the recoverability of the carrying value of petroleum and natural gas assets, fair value measurements for financial instruments and share-based payments, the recognition and valuation of provisions for decommissioning liabilities, the recoverability and measurement of deferred tax assets and liabilities and ability to continue as a going concern.  Actual results may differ from those estimates and judgments.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

	As at August 31, 2013 $	As at November 30, 2012 $
FINANCIAL ASSETS
FVTPL, at fair value
Cash and cash equivalents	6,872,903	6,997,109
Loans and receivables, at amortized cost
Trade and other receivables	42,443	164,925

Total financial assets	6,915,346	7,162,034
FINANCIAL LIABILITIES
Other liabilities, at amortized cost
Trade payables	1,238	905

Total financial liabilities	1,238	905

Fair value - The fair value of financial assets and financial liabilities at amortized cost is determined in accordance with generally accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions.  The Company considers that the carrying amount of all its financial assets and financial liabilities recognized at amortized cost in the financial statements approximates their fair value due to the demand nature or short term maturity of these instruments.

Credit risk - Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and trade receivables.  The Company manages its credit risk relating to cash and cash equivalents by dealing only with highly-rated Canadian financial institutions.  As at August 31, 2013, trade receivables were comprised of GST/HST receivable of $4,066 (November 30, 2012 - $9,202), petroleum revenue receivable of $3,980 (November 30, 2012 - $164,709), and interest receivable of $38,463 (November 30, 2012 - $216). As a result, credit risk is considered insignificant.

Liquidity risk - Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk by continuously monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities.  As the Company’s financial instruments are substantially comprised of cash and cash equivalents, liquidity risk is considered insignificant.

Interest rate risk - The Company’s interest rate risk is primarily related to the Company’s cash and cash equivalents for which amounts were invested at interest rates in effect at the time of investment.  Changes in market interest rates affect the fair market value of the cash and cash equivalents.  However, as these investments come to maturity within a short period of time, the impact would likely not be significant.

A 1% change in short-term rates would have changed the interest income and net loss of the Company, assuming that all other variables remained constant, by approximately $48,000 for the nine month period ended August 31, 2013.

Currency risk - The majority of the Company’s cash flows and financial assets and liabilities are denominated in Canadian dollars, which is the Company’s functional and reporting currency.  Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by holding most of its cash and cash equivalents in Canadian dollars.  The Company monitors and forecasts the values of net foreign currency cash flow and financial position exposures and from time to time could authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency fluctuations.  The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

Commodity price risk - The Company is in the exploration stage and is not subject to commodity price risk.

The Company does not have any risk associated with “other instruments”; that is, instruments that may be settled by the delivery of non-financial assets.

RISKS AND UNCERTAINTIES

The Company believes that the following items represent significant areas for consideration.

Cash Flows and Additional Funding Requirements

The Company has limited financial resources, some operating cash flows from its oil and gas properties and no assurances that sufficient funding, including adequate financing, will be available. If the Company’s exploration programs are successful, additional funds will be required in order to complete the development of its properties. The sources of funds currently available to the Company include; raising equity or debt capital, or offering an interest in its projects to another party. There is no assurance that the Company will be successful in raising sufficient funds to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements, in which case the Company may have to delay or indefinitely postpone further exploration and development, or forfeit its interest in its properties or prospects.

Industry

The Company is engaged in the exploration of mineral and oil and gas properties, an inherently risky business. There is no assurance that funds spent on the exploration and development of a mineral deposit or oil and gas well will result in the discovery of an economic ore body or producing oil well. Most exploration projects do not result in the discovery of commercially mineable ore deposits.

The business of exploration, development and acquisition of oil and gas reserves involves a number of business risks inherent in the oil and gas industry which may impact the Company’s results and several of which are beyond control of the Company.  These business risks are operational, financial or regulatory in nature. The Company does not use derivative instruments as a means to manage risk.

Commodity Prices

The profitability of the Company’s operations will be dependent upon the market price of oil, gas and mineral commodities. Oil, gas and mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The prices of oil, gas and mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable. The Company’s revenues and earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of oil, gas and mineral commodities.

Competition

The oil, gas and mining industries are intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself with respect to the discovery and acquisition of interests in oil, gas and mineral properties, the recruitment and retention of qualified employees and other persons to carry out its exploration activities. Competition in the oil, gas and mining industry could adversely affect the Company’s prospects for exploration in the future.

Government Laws, Regulation & Permitting

Oil, gas and mining and exploration activities of the Company are subject to domestic laws and regulations governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, waste disposal, toxic substances, the environment and other matters. Although the Company believes that all exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a substantial adverse impact on the Company.

The operations of the Company will require licenses and permits from various governmental authorities to carry out exploration and development at its projects. There can be no assurance that the Company will be able to obtain the necessary licences and permits on acceptable terms, in a timely manner or at all. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

Title to Properties

Acquisition of rights to the oil, gas and mineral properties is a very detailed and time-consuming process. Title to, and the area of, oil, gas and mineral properties may be disputed. To the best of the Company’s knowledge, the Company has  title to all of the properties for which it holds mineral leases or licenses or in respect of which it has a right to earn an interest, however,  the Company cannot give an assurance that title to such properties will not be challenged or impugned.

The Company has the right to earn an increased interest in some of its properties. To earn this increased interest in each property, the Company is required to make certain cash payments. If the Company fails to make these payments, the Company may lose its right to such properties and forfeit any funds expended to such time.

Estimates of Oil, Gas and Mineral Resources

The oil, gas and mineral resource estimates used by the Company are estimates only and no assurance can be given that any particular level of recovery of oil, gas or minerals will in fact be realized or that an identified resource will ever qualify as a commercially mineable (or viable) deposit which can be legally or commercially exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material.

Key Management

The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees. Locating oil and gas resources and mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration personnel involved. The success of the Company is largely dependent on the performance of its key individuals. Failure to retain key individuals or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success.

Volatility of Share Price

Market prices for shares of early stage companies are often volatile. Factors such as announcements of mineral discoveries, financial results, and other factors could have a significant effect on the price of the Company’s shares.

Conflict of Interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. These associations may give rise from time to time to conflicts of interest. As a result of such conflicts, the Company could potentially miss the opportunity to participate in certain transactions or opportunities.

SHARE DATA

As of October 25, 2013 the Company has 21,788,979 common shares without par value issued and outstanding. In addition, the Company has 1,845,000 incentive stock options (“Options”) outstanding with each Option entitling the holder to receive one common share upon its exercise.  1,332,500 of these Options are exercisable as of October 25, 2013. Of the Options, 170,000 are exercisable at $1.00 each, 225,000 are exercisable at $0.21 each, 50,000 are exercisable at $0.25 each, 75,000 are exercisable at $0.165 each and 812,500 are exercisable at $0.20 each.  There are no warrants outstanding as at October 25, 2013.

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas
Bbl	barrel	Mmcf	million cubic feet
Mbbls	thousand barrels	MMBtu	million British Thermal Units
MSTB	thousands of Stock Tank Barrels

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALBERTA STAR DEVELOPMENT CORP.

Date:  October 25, 2013

By:      /s/ Stuart Rogers

Stuart Rogers

Director